

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Investment Corp. VII
195 US Hwy 50, Suite 309
Zephyr Cove, Nevada 89448

> **Re: Hennessy Capital Investment Corp. VII**
> **Registration Statement on Form S-1**
> **Filed November 8, 2024**
> **File No. 333-283087**

Dear Daniel J. Hennessy:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed November 8, 2024
Summary
Our Business Combination Process, page 13

1. You state that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete our initial business combination. Please expand your disclosure to explain the basis for this belief.

Our Sponsor, page 14

2. We note the disclosure that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of

any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

<u>We may not be able to complete an initial business combination...., page 49</u>

3.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

<u>General</u>

4.   We note references to "non-managing investors" on pages 79 and 182, but do not see additional disclosure elsewhere describing them. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Heinz